UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                                SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


BARCLAYS PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER NAMED IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                     Account           Holding
                                      designation


ALMLUFTTL-18409-CHASE MANHATTA        ALMLUFTT          487,521

ASTEXMTTL-21359-CHASE NOMINEES        ASTEXMTT        1,220,660

ASUKEXTTL-20947-CHASE MANHATTA        ASUKEXTT       36,122,576

BARCLAYS CAPITAL NOMINEES LIMI                          734,302

BARCLAYS TRUST CO AS EXEC/ADM                             1,128

BLENTFUKQ-16344-CHASE MANHATTA        BLENTFUK          279,176

BLENTPUKQ-16345-CHASE MANHATTA        BLENTPUK          532,050

BLEQFDUKQ-16331-CHASE MANHATTA        BLEQFDUK          246,435

BLEQPTUEA-16341-CHASE MANHATTA        BLEQPTUE        1,610,786

BLEQPTUKQ-16341-CHASE MANHATTA        BLEQPTUK          650,710

BLUKINTTL-16400-CHASE MANHATTA        BLUKINTT        8,433,668

CHATRKTTL-16376-CHASE MANHATTA        CHATRKTT          475,611

INVESTORS BANK AND TRUST CO.          527191          3,056,084

INVESTORS BANK AND TRUST CO.          536747            756,438

INVESTORS BANK AND TRUST CO.          552942            402,745

INVESTORS BANK AND TRUST CO.          573039             92,016

INVESTORS BANK AND TRUST CO.          585934              9,820

INVESTORS BANK AND TRUST CO.          595966            230,692

JPMORGAN CHASE BANK                   540186            181,647

JPMORGAN CHASE BANK                   BTGF01IE          341,021

JPMORGAN CHASE BANK                   BTGF05IE          381,288

NORTHERN TRUST BANK - BGI SEPA        581610            274,022

NORTHERN TRUST BANK - BGI SEPA        584069            116,930

NORTHERN TRUST BANK - BGI SEPA        604162             41,732

R C GREIG NOMINEES LIMITED A/C        BL1               161,919

R C GREIG NOMINEES LIMITED A/C        CM1                40,458

R C GREIG NOMINEES LIMITED GP1        GP1                15,218

R C GREIG NOMINEES LIMITED SA1        SA1                18,461

UBS LIMITED                           583996            446,293

ZEBAN NOMINEES LIMITED                                    4,780

                                   TOTAL             57,366,187




5. Number of shares / amount of stock acquired


NOT NOTIFIED



6. Percentage of issued class


NOT NOTIFIED



7. Number of shares / amount of stock disposed


-



8. Percentage of issued class


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT NOTIFIED



11. Date company informed


13 FEBRUARY 2004



12. Total holding following this notification


57,366,187



13. Total percentage holding of issued class following this notification


6.05%



14. Any additional information


NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR SHAREHOLDING IN SPIRENT PLC TO 6.05%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 47,457,381 SHARES (5.01%) ON 2 FEBRUARY 2004.



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


13 FEBRUARY 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 13 February, 2004                       By   ____/s/ Luke Thomas____

                                                    (Signature)*